Life Insurance Company

POLICY SPLIT OPTION RIDER

1. DEFINITIONS

The term “age” means age on the nearest birthday.

The term “insured” means either insured under the Variable Survivorship Policy to which this Rider is attached.

The term “Variable Survivorship Policy” refers to the Flexible Premium Variable Survivorship Life Insurance contract issued by John Hancock Life Insurance Policy to which this Rider is attached.

The term “we”, “us”, and “our” refer on to the John Hancock Life Insurance Company.

The terms “you” and “your” refer only to the Owner(s) of this policy.

2. RIGHT TO EXCHANGE

While both Insureds are alive you may exchange this Variable Survivorship Policy for separate single life policies on the life of each Insured without evidence of insurability under the conditions for exchange as described in Section 3 of this Rider. To exercise this option, a policy on the life of each Insured must be applied for and issued. When this option is exercised, the Variable Survivorship Policy will be terminated.

The charge for this Rider is shown on Page 4 of the Variable Survivorship Policy.

3. CONDITIONS FOR EXCHANGE

The exchange is subject to all of the following conditions:

(a)	Either (1) or (2) must be met.

(1) In the case of divorce, a final divorce decree or annulment issued by a court of competent jurisdiction in the United States or the Insureds’ marriage must be in effect for at least 6 months, but not more than one year before the date of exchange. Evidence of such decree must be received by us prior to the date of exchange.

(2) In the case of a change in the Federal Tax Law, the change in law must result in either (i) a reduction in the Unlimited Federal Estate Tax marital deduction; or (ii) a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%. You must request the exchange in writing within six months of the first enactment date of a qualifying change in Federal Tax Law.

(b)	You must request the exchange in writing. The Owner of each new policy must have an insurable interest in the Insured under such policy. If the Variable Survivorship Policy has been assigned, the assignee must consent to the exchange.

(c)	The Variable Survivorship Policy must be in full force on the exchange date.

(d)	We must receive payment of the first premium for each new policy on or before the Issue Date of each new policy.

(e)	All premiums must be paid to the date of exchange.

(f)	Neither of the Insureds was uninsurable at the time the Variable Survivorship Policy was issued.

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4. THE NEW POLICIES

The Sum Insured of each new policy will be one half of the Death Benefit of the Variable Survivorship Policy on the date of exchange. One half of the Surrender Value of the Variable Survivorship Policy will be applied as an initial premium on each of the new policies.

The Issue Date of each new policy will be the date of exchange. Premiums for the new policies will be based on our rates then in effect, and the underwriting class of each new policy will be the class that the individual Insured was in at the time the Variable Survivorship Policy was issued.

The new policies may be any single life policies (other than term insurance) available on the date of exchange for which the Insured qualifies, based upon the Sum Insured and the Insured’s issue age and underwriting class.

You may request that additional Riders be included in each new policy. The issue of any such Rider will require our consent and evidence of insurability satisfactory to us.

5. TERMINATION

This Rider is part of the Variable Survivorship Policy. This Rider will terminate on the earliest of:

(a)	The lapse, exchange, or termination of the Variable Survivorship Policy; or

(b)	The death of the either Insured; or

(c)	The policy anniversary nearest the older Insured’s 80th birthday; or

(d)	The payment or application of the Surrender Value of the Variable Survivorship Policy; or

(e)	The date this Rider is discontinued upon request.

Signed for the Company at Boston, Massachusetts.

Secretary

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